[ING FUNDS LOGO]

April 22, 2013

VIA EDGAR

Ms. Rebecca Marquigny

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	ING Strategic Allocation Portfolios, Inc.
(File Nos. 033-88334; 811-08934)
ING Balanced Portfolio, Inc.
(File Nos. 033-27247; 811-05773)
ING Variable Funds
(File Nos. 002-51739; 811-2514)
ING Intermediate Bond Portfolio
(File Nos. 002-47232; 811-02361)
ING Money Market Portfolio
(File Nos. 002-53038; 811-02565)
ING Variable Portfolios, Inc.
(File Nos. 333-05173; 811-07651)

Dear Ms. Marquigny:

This letter responds to comments provided to Jay Stamper and Paul Caldarelli on or about April 8, 2013, by the Staff of the U.S. Securities and Exchange Commission (“Staff”), for Post-Effective Amendment Nos. 44, 49, 88, 82, 76 and 67 (each, an “Amendment” and collectively, the “Amendments”) to the Registration Statements of ING Strategic Allocation Portfolios, Inc., ING Balanced Portfolio Inc., ING Variable Funds, ING Intermediate Bond Portfolio, ING Money Market Portfolio and ING Variable Portfolios, Inc., (each a “Registrant” and collectively, “Registrants”), respectively, filed on or about February 28, 2013, to the Registration Statement on Form N-1A for each Registrant. Our summary of the comments and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

General Comments

1.              Comment:                                     The Staff requested that pursuant to Instruction 1 to Item 1 on Form N-1A the Registrant present information on the front cover in the call out box in a single sentence and pair down its contents.

Response:                                        The Registrants appreciate the Staff’s comment but the Registrants believe the additional disclosure is appropriate and in compliance with General Instruction C. 3(b).

2.              Comment:                                     The Staff requested that pursuant to Item 2 on Form N-1A the Registrants delete or move any additional language included in the investment objectives section of each prospectus that would be considered strategy disclosure.  Many of the investment objectives contain more than one sentence which could be moved to Item 4.

Response:                                        The Registrants appreciate the Staff’s comment but believes the portfolios’ investment objectives are properly disclosed.  In addition, any changes to these investment objectives would require a 60 day notification to shareholders.  These investment objectives have been stated in this manner since a portfolio’s inception.  Any new portfolios that are filed will contain investment objectives that do not contain any statements that would be considered investment strategy disclosure.

Fee Tables

3.              Comment:                                     The Staff requested that the fee tables in each prospectus only reflect waivers or reimbursements, and related footnotes, if such waiver will impact the total annual portfolio operating expenses presented in the table in accordance with Instruction 3(e) to Item 3 of Form N-1A.

Response:                                        The Registrants confirm that the fee waivers or reimbursements, and related footnotes, will only be included in accordance with Instruction 3(e) to Item 3 of Form N-1A.

4.              Comment:                                     The Staff requested that the Registrants confirm that the expenses associated with investments in other investment companies and ETFs are reflected in the line item for “Acquired Fund Fees and Expenses” or were considered in determining that the line item was not required in accordance with Instruction 3(f)(i) to Item 3 of Form N-1A.

Response:                                        The Registrants confirm that the line item “Acquired Fund Fees and Expenses” has been included for those portfolios whose investment in other investment companies and ETFs exceeded 0.01% of average net assets of a portfolio in accordance with Instruction 3(f)(i) to Item 3 of Form N-1A.

Expense Examples

5.              Comment:                                     The Staff requested that the language after the Expense Examples “The Examples reflect applicable expense limitation agreements and/or waivers in effect, if any, for the one-year period and the first year of the three-, five-, and ten-year periods.” should be deleted.  Pursuant to Form N-1A it is not permitted or required disclosure.

Response:                                        The Registrants appreciate the Staff’s comment but the Registrants believe this disclosure is additional information that should be provided to a shareholder in order to completely understand the fee arrangements for a portfolio and their impact on the expenses of a portfolio.  In addition, the Registrants do not believe that Item 3 is intended to prevent the Registrants from disclosing such circumstances, and accordingly, the Registrants believe that the current disclosure is in compliance with Instruction 3(e) to Item 3.

General Language

6.              Comment:                                     The Staff requested that the Registrants consider changing certain qualifiers, i.e. “mostly”, “primarily”, and “substantial” to something more descriptive.

Response:                                        The Registrants appreciate the Staff’s comment but the Registrants believe that these are commonly used and understood terms throughout the mutual fund industry.

7.              Comment:                                     The Staff requested that the Registrants disclose if the Registrants are using derivatives to comply with the 80% investment requirement of the “names rule” (Rule 35d-1).  If derivatives are being used in order to comply with Rule 35d-1, the Staff requested that the Registrants include this as one of its “Principal Investment Strategies.”

Response:                                        The Registrants confirm that those portfolios that are using derivatives in order to comply with their 80% investment requirement have been properly disclosed in their respective principal investment strategies.

8.              Comment:                                     The Staff requested that the Registrants provide brief descriptions of certain terms related to how an investment adviser categorizes certain investments that are currently undefined in the disclosure, i.e. “growth” and “value.”

Response:                                        The Registrants appreciate the Staff’s comment but the Registrants believe that these are commonly used and understood terms throughout the mutual fund industry.

9.              Comment:                                     The Staff requested that the Registrants remove the statement as to providing 60 days’ notice to changes in the portfolios’ investment policies as this is not permitted or required by Form N-1A in the Summary section, unless it was a “Principal Investment Strategy.”

Response:                                        The Registrants appreciate the Staff’s comment, but the Registrants believe that the Rule 35d-1 disclosure is an important part of the portfolios’ “Principal Investment Strategies.”

10.       Comment:                                     The Staff requested that if a Registrant has multiple sub-advisers managing a particular fund, the Registrant add this to the description of their investment strategies.  The Staff also requested that where this was the case, a Registrant also add risk disclosure related to having multiple sub-advisers, i.e. poor allocation between sub-advisers resulting in poor performance.

Response:                                        The Registrants appreciate the Staff’s comment but currently the portfolio relevant to this Registrant that has disclosed multiple sub-adviser arrangements (ING Australia Index Portfolio) is not currently being managed by multiple sub-advisers and therefore no additional disclosure is necessary.

11.       Comment:                                     The Staff requested that the Registrants consider moving language included in the “Principal Investment Strategy” section of the prospectus that reads “The Portfolio may invest in other investment companies, including exchange-traded funds…” from the disclosure in response to Item 4 of Form N-1A to the disclosure in response to Item 9 of Form N-1A, where applicable.  The Staff commented that this particular disclosure seemed to be included for funds/portfolios that did not actually invest in other investment companies.

Response:                                        The Registrants appreciate the Staff’s comment but the Registrants believe that this disclosure is appropriate to include in response to Item 4 of Form N-1A.

12.       Comment:                                     The Staff requested that the Registrants consider moving language included in the “Principal Investment Strategy” section of the prospectus that discusses the potential for the fund/portfolio to lend securities from the disclosure in response to Item 4 of Form N-1A to the disclosure in response to Item 9 of Form N-1A, where applicable.  The Staff commented that if the fund/portfolio was simply permitted to lend but did not do so as a means to achieve its investment objective it should be moved from Item 4 to Item 9.

Response:                                        The Registrants appreciate the Staff’s comment but the Registrants believe that this disclosure is appropriate to include in response to Item 4 of Form N-1A.

13.       Comment:                                     Pursuant to Item 4(b)(1)(iii) of Form N-1A the Staff requested that the Registrants confirm that where the following language is included in the prospectus, “An investment in the Fund/Portfolio is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency,” the portfolio is actually advised by or sold through an insured depository institution.  If this is not the case, the Staff requested that the Registrant remove such language.

Response:                                        The Registrants prefer to leave the disclosure in the prospectuses because the Registrants believe that the portfolios may be sold through an insured depository institution.

Performance Information

14.       Comment:                                     The Staff requested that the Registrants remove the language that states “Thus, you should not compare the Portfolio’s performance directly with the performance information of other investment products without taking into account all insurance-related charges and expenses payable under your Variable Contract or Qualified Plan,” as not permitted or required by Form N-1A in the Summary section.

Response:                                        The Registrants appreciate the Staff’s comment but the Registrants believe that this disclosure is appropriate and believe that the language is clear in disclosing to the investor that he/she should compare the performance but only after taking into account the fees charged at the investment product level.

15.       Comment:                                     The Staff requested that the horizontal (“0”) axis on the performance chart be clearly labeled.

Response:                                        The Registrants appreciate the Staff’s comment but believes that the disclosure is clear that the information above the line is positive and the information below the line is negative. We will take the comment under consideration for future filings.

16.       Comment:                                     The Staff requested that the Registrants show negative performance with a negative sign rather than a parenthetical.

Response:                                        The Registrants are taking this request under consideration but were not able to coordinate the different technologies in use for our content management system, accounting system and XBRL.

17.       Comment:                                     The Staff requested that for performance percentages reflected in the bar chart that are close to zero the Registrants confirm that it would be clearly visible as below or above the zero axis.  The Staff commented that for certain of the smaller numbers it looked like the bar chart reflected these as a flat line or zero.

Response:                                        The Registrants confirm that percentages that are close to zero will be clearly visible.  These amounts appear in color (orange) in electronic and printed versions and when viewed in black and white they become blurred with the bar line which is black.

18.       Comment:                                     The Staff requested that the Registrants move the footnotes to the performance table into the chart as a parenthetical as shown in Item 4 of Form N-1A.

Response:                                        The Registrants appreciate the comment, but the Registrants believe that adding that disclosure as a parenthetical would make the table confusing due to the formatting of the table.

19.       Comment:                                     The Staff requested that the Registrants modify the performance preambles to explain why more than one performance index is used to compare to the fund/portfolio.  The Staff commented that the Registrants should explain why the additional index is useful.

Response:                                        The Registrants appreciate the Staff’s comment but the Registrants believe no further information on the additional indices is necessary pursuant to Instruction 6 to Item 27(b)(1) of Form N-1A.

20.       Comment:                                     The Staff requested that the language in the “Purchase and Sale of Portfolio Shares” section that references certain parties who are permitted to purchase shares, i.e. “certain investment advisers and their affiliates” and “permitted investors,” be changed to better explain who is actually permitted to purchase shares.

Response:                                        The Registrants appreciate the Staff’s comment but the Registrants believe that, consistent with exemptive relief received by the Registrants, the disclosure makes clear who may purchase shares of the portfolios and further revisions are not necessary.

21.       Comment:                                     The Staff requested that the Registrants consider changing the language included in the prospectus in response to Item 9 of Form N-1A which includes a reference to the fund’s/portfolios’s summary prospectus “for a complete description” of the fund/portfolio

“Principal Investment Strategies.”   The Staff suggested referencing the Summary Principal Investment Strategies without saying “for a complete description.”

Response:                                        The Registrants appreciate the Staff’s comment but the Registrants believe that the disclosure is appropriate.

Management of the Portfolios

22.       Comment:                                     The Staff requested that the Registrants confirm that the language included in the prospectus regarding the investment adviser be updated with the filing of the 485(b) filing.  The Staff requested that the Registrants represent that if anything changes with regard to the investment adviser the Registrants will update the language appropriately.

Response:                                        The Registrants confirm that updated information with respect to the investment adviser will be included in the portfolios’ 485(b) filing.  The Registrants also confirm that if anything changes with regard to the investment adviser, that has not been previously disclosed, the Registrants will take actions to update shareholders.

23.       Comment:                                     The Staff requested that, pursuant to Item 10(a)(2) of Form N-1A, where applicable the Registrants add supplemental disclosure regarding the current employment of each portfolio manager to clarify that a current title held by a portfolio manager has been held for the past five years or disclose previous titles held within the past five years.

Response:                                        The Registrants appreciate the Staff’s comment but the Registrants believe the current disclosure is appropriate in response to Item 10(a)(2) of Form N-1A.

24.       Comment:                                     The Staff requested that the Registrants update the language that describes each of the portfolio manager’s responsibilities to distinguish the duties of each portfolio manager from each other.  The Staff commented that where the Registrants describe affiliated portfolio manager’s duties the description is responsive, but where the Registrants describe unaffiliated portfolio manager’s duties it needs to be more detailed.

Response:                                        The Registrants appreciate the Staff’s comment but the Registrants believe the current disclosure is appropriate in response to Item 10(a)(2) of Form N-1A.  However, the Registrants will review for future filings.

How Shares are Priced

25.       Comment:                                     The Staff requested that the Registrants clarify who the designated agent of a portfolio is that is referred to in the last paragraph of the “How Shares are Priced” section of the prospectuses.

Response:                                        The Registrants appreciate the Staff’s comment but the Registrants believe that given various separate accounts may invest in the portfolios and the nature of the entities that may invest in the portfolios the disclosure is appropriate.

Fund Specific Comments

ING Intermediate Bond Portfolio Class I Prospectus

26.             Comment:                               The Staff requested that the Registrant consider revising the following statement in the 7th paragraph of the portfolio’s principal investment strategies: “This includes leveraging proprietary qualitative analysis along with quantitative tools throughout the portfolio construction process.”

Response:                                   The Registrant appreciates the Staff’s comment but the Registrant believes the disclosure is clear in describing a part of the sub-adviser’s investment process.

ING Australia Index Portfolio (comment to all “Index” portfolios) Class ADV Prospectus

27.             Comment:                               In reviewing the third paragraph of the portfolio’s principal investment strategies which describes the portfolio’s “passive management” approach designed to track the performance of the index, the Staff requested that the Registrant clarify this approach by describing the discretion left to the sub-adviser or the types of decisions that are left to the sub-adviser in selecting securities for the portfolio.

Response:                                   The Registrant appreciates the Staff’s comment but the Registrant believes this disclosure is appropriate.

ING Emerging Markets Index Portfolio Class ADV Prospectus

28.             Comment:                               With respect to the risk entitled “Foreign Investments/Developing and Emerging Markets,” the Staff requested that the Registrant consider revising this risk to explain “emerging markets” in greater detail due to the fact that this is an emerging markets index portfolio.

Response:           The Registrant appreciates the Staff’s comment but the Registrant believes this disclosure is appropriate.

ING Japan Topix Index® Portfolio Class ADV Prospectus

29.             Comment:                               With respect to the definition of the index that is included in the 4th paragraph of the portfolio’s principal investment strategies, the Staff requested that the Registrant clarify the language that states: “The “second section” is the remaining smaller firms.

Response:                                   The Registrant appreciates the Staff’s comment but the Registrant believes that the disclosure is clear.

ING U.S. Bond Index Portfolio Class ADV Prospectus

30.             Comment:                               The Staff requested that the Registrant clarify the statement in the first paragraph of the portfolio’s principal investment strategies which refers to To Be Announced (“TBA”) purchase commitments to state how investments in TBAs would be used to achieve the portfolio’s investment objective.

Response:                                   The Registrant has revised the disclosure to clearly state that TBAs are an investment type in which the portfolio may invest.

31.             Comment:                               The Staff noted that the 4th paragraph of the portfolio’s investment strategies contains disclosure indicating that the sub-adviser may use quantitative techniques in selecting securities for the portfolio.  The Staff requested that the Registrant confirm that this portfolio still maintains a “passive approach” as noted earlier in the portfolio’s investment strategies as this disclosure seems to indicate an “active approach.”  In addition, the Staff also noted that “Investment Model” risk is also included in the portfolio’s “Principal Risks” section which the Staff stated also seems appropriate for an “active approach.”

Response:                                   The Registrant appreciates the Staff’s comment, and the Registrant confirms that while the Portfolio maintains a “passive approach,” that in seeking to attain the portfolio’s investment objective the sub-adviser may also use quantitative techniques as the portfolio may not hold all of the securities in the index.  The Registrant believes that the portfolio’s principal investment strategies accurately describes how the portfolio is managed with respect to the portion of the portfolio that is not invested directly in securities included in the index.

ING WisdomTreeSM Global High-Yielding Equity Index Portfolio Class ADV Prospectus

32.             Comment:                               The Staff noted that the 4th paragraph of the portfolio’s principal investment strategies contains disclosure indicating that quantitative techniques may be used to eliminate certain holdings immaterial to the expected return of the index.  The Staff requested that the Registrant confirm that this portfolio still maintains a “passive approach” as noted earlier in the portfolio’s investment strategies as this disclosure seems to indicate an “active approach.”  In addition, the Staff also noted that “Investment Model” risk is also included in the portfolio’s “Principal Risks” section which the Staff stated also seems appropriate for an “active approach.”

Response:                                   The Registrant appreciates the Staff’s comment, and the Registrant confirms that while the Portfolio maintains a “passive approach,” that in seeking to attain the portfolio’s investment objective the sub-adviser may also use quantitative techniques as the portfolio may not hold all of the securities in the index.  The Registrant believes that the portfolio’s principal investment strategies accurately describes how the portfolio is managed with respect to the portion of the portfolio that is not invested directly in securities included in the index.

More Information about the Portfolios Section Class ADV Prospectus

33.             Comment:                               The Staff requested that the Registrant provide additional disclosure to the risk entitled “Focused Investing in Technology Sector” to more completely relate the types of changes or risks in this particular sector.

Response:                                   The Registrant has revised the disclosure as requested.

Management of the Portfolios Section Class ADV Prospectus

34.             Comment:                               The Staff requested, to the extent possible, that the Registrant revise Vincent Costa’s biography to clarify the difference between index funds and enhanced index funds.

Response:                                   The Registrant has revised the disclosure as requested.

35.             Comment:                               With respect to the disclosure about the sub-advisers for ING Australia Index Portfolio the Staff requested that the Registrant include disclosure to better indicate which of the sub-advisers is currently managing the portfolio’s assets.

Response:                                   The Registrant has revised the disclosure as requested.

ING Strategic Allocation Conservative Portfolio Class S Prospectus

ING Strategic Allocation Growth Portfolio Class S Prospectus

ING Strategic Allocation Moderate Portfolio Class S Prospectus

36.             Comment:                               The Staff requested that the Registrant align the portfolios’ principal investment strategies with the risk entitled “Commodities” in the principal risks section.

Response:                                   The Registrant has revised the disclosure as requested.  This disclosure was inadvertently removed prior to the 485(a) filing.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Vice President and Senior Counsel
ING Investment Management — ING Funds

cc:	Huey P. Falgout, Jr., Esq.
Goodwin Procter LLP

Attachment A

[ING Funds Logo]

April 22, 2013

VIA ELECTRONIC MAIL AND EDGAR

Ms. Rebecca Marquigny

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	ING Strategic Allocation Portfolios, Inc.
(File Nos. 033-88334; 811-08934)
ING Balanced Portfolio, Inc.
(File Nos. 033-27247; 811-05773)
ING Variable Funds
(File Nos. 002-51739; 811-2514)
ING Intermediate Bond Portfolio
(File Nos. 002-47232; 811-02361)
ING Money Market Portfolio
(File Nos. 002-53038; 811-02565)
ING Variable Portfolios, Inc.
(File Nos. 333-05173; 811-07651)

Dear Ms. Marquigny:

ING Strategic Allocation Portfolios, Inc., ING Balanced Portfolio, Inc., ING Variable Funds, ING Intermediate Bond Portfolio, ING Money Market Portfolio and ING Variable Portfolios, Inc. (the “Registrants”) are responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrants recognize that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrants will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Senior Vice President and Chief Counsel
ING Funds